# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Innventure, Inc., CIK 0002001557
CUSIP: 45784M108
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 6900 TAVISTOCK LAKES BLVD, SUITE 400, ORLANDO, Florida (FL), 32827
Date of event which requires filing of this statement: 02/17/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001852062
Persons authorized to receive notices and communications: ADAM FISHER, COMMONWEALTH ASSET MANAGEMENT LP, 11755 Wilshire Blvd., Suite 2320, Los Angeles, California (CA), 90025, 424-363-0170; ANDREW FREEDMAN & IAN ENGORON, OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Fisher Adam (CIK 0001886896): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,366,739; sole dispositive power 0; shared dispositive power 4,366,739; aggregate amount beneficially owned 4,366,739 (5.3% of the class)
- COMMONWEALTH ASSET MANAGEMENT LP (CIK 0001852062): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,529,836; sole dispositive power 0; shared dispositive power 1,529,836; aggregate amount beneficially owned 1,529,836 (1.9% of the class)
- Commonwealth Asset Management Global Macro Master Fund Ltd.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 1,529,836; sole dispositive power 0; shared dispositive power 1,529,836; aggregate amount beneficially owned 1,529,836 (1.9% of the class)
- ABF Manager LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,836,903; sole dispositive power 0; shared dispositive power 2,836,903; aggregate amount beneficially owned 2,836,903 (3.5% of the class)
- AFT Investments LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,836,903; sole dispositive power 0; shared dispositive power 2,836,903; aggregate amount beneficially owned 2,836,903 (3.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Innventure, Inc.
Address of issuer's principal executive offices: 6900 TAVISTOCK LAKES BLVD, SUITE 400, ORLANDO, Florida (FL), 32827

## Item 2. Identity and Background
Name of person filing:
This statement is filed on behalf of the following reporting persons (collectively, "Reporting Persons"):

(i) Adam Fisher ("Mr. Fisher");

(ii) Commonwealth Asset Management LP ("CWAM LP");

(iii) Commonwealth Asset Management Global Macro Master Fund Ltd. ("CWAM Fund," and together with Mr. Fisher and CWAM LP, "CWAM");

(iv) ABF Manager LLC ("ABF"); and

(v) AFT Investments LLC ("AFT").

This statement relates to securities held directly by CWAM Fund and AFT. Mr. Fisher is the Founder and Chief Investment Officer of CWAM LP, which is the investment manager of CWAM Fund. Mr. Fisher is also the sole member of ABF, which is the non-member manager of AFT. In such capacities, Mr. Fisher may be deemed the indirect beneficial owner of securities held directly by CWAM Fund and AFT. Mr. Fisher disclaims beneficial ownership, as such term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), over the securities held directly by AFT, and the filing of this statement shall not be construed as an admission that Mr. Fisher is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of the securities held directly by AFT.
Residence or business address: The principal business address of each of the Reporting Persons is 11755 Wilshire Blvd., Suite 2320, Los Angeles, California 90025.
Present principal occupation or employment: The principal business of CWAM Fund and AFT is investing in securities. The principal business of CWAM LP is serving as an investment advisor. The principal business of ABF is serving as the non-member manager of AFT. The principal occupation of Mr. Fisher is serving as Founder and Chief Investment Officer of CWAM LP.
Criminal convictions in the last five years: No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of CWAM LP, AFT and ABF is organized under the laws of the State of Delaware. CWAM Fund is organized under the laws of the Cayman Islands. Mr. Fisher is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The 1,529,836 shares of the Issuer's Common Stock, par value $0.0001 per share (the "Shares") beneficially owned by CWAM Fund were acquired upon the conversion of certain of shares of the Issuer's Series B Preferred Stock previously held by CWAM Fund, which CWAM Fund acquired from the Issuer in a private placement. The aggregate cost basis for the Shares beneficially owned by CWAM Fund is $7,649,180.

The Shares beneficially owned by AFT, consisting of (i) 249,572 Shares held directly by AFT and (ii) 2,587,331 Shares underlying certain warrants ("Warrants") held by AFT that are currently exercisable, were acquired pursuant to an in-kind distribution. The aggregate cost basis for the (i) 249,572 Shares held directly by AFT is $1,085 and (ii) the 2,587,331 Warrants is $2,441,921.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the Shares based on the Reporting Persons' belief that the Shares, when acquired, represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On February 17, 2026, CWAM delivered a letter (the "CWAM Letter") to the Issuer's Board of Directors (the "Board") to, among other things, express its profound dissatisfaction with the Company's performance, governance practices, and strategic direction. As set forth in the CWAM Letter, CWAM believes that the Issuer's current business plan and financial trajectory are untenable as the Issuer continues to fund both operations and portfolio investments through ongoing dilutive and value destructive stock sales rather than organic revenue generation. CWAM believes the current state of affairs at the Issuer is particularly concerning considering that Accelsius, the Issuer's majority-owned subsidiary, has established itself as a market leader in two-phase direct-to-chip cooling for data centers, which are experiencing unprecedented infrastructure investment at this time, but despite Accelsius' success, the Issuer is continuing to undertake dilutive and value destructive stock sales. It is clear to CWAM that the market agrees with its assessment of the Issuer given that the Issuer's stock trades at a substantial discount to the value of its ownership in Accelsius, which is due to an unjustifiable cash burn associated with the Issuer's overhead, poor capital allocation decisions, and the market's loos of confidence in the Issuer's management and the Board. This is evidenced by the fact that the Issuer's share price has fallen by nearly 70% since the date of its de-SPAC transaction in October 2024 and in the past month alone, the Issuer's share price has fallen nearly 25%.

As stated in the CWAM Letter, in order to address these issues, CWAM believes the Issuer must (i) immediately and significantly reduce its overhead costs, (ii) cease funding new or existing venture initiatives, other than Accelsius, at the Issuer level and instead finance such initiatives at the subsidiary level, (iii) use any remaining excess capital to invest in and acquire additional equity in Accelsius, and (iv) undergo a comprehensive refreshment of the Board and management team to support the foregoing actions. If the Board and management fail to take these steps, CWAM is considering (a) seeking changes to the Board, including the three directors who also serve as executive officers of the Issuer's, which is contrary to corporate governance best practices, (b) engaging with other shareholders regarding these issues, and (c) opposing future dilutive financings that fund the excessive corporate overhead. A copy of the CWAM Letter is attached hereto as Exhibit 99.1 and incorporated herein by reference.

CWAM intends to engage in communications with the Issuer's management and Board regarding these topics.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, engaging in communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer or third parties, including potential acquirers and service providers, about the Issuer and the Reporting Persons' investment, making proposals to the Issuer concerning changes to the capital allocation strategy, capitalization, ownership structure, or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of Shares reported owned by each person named herein is based upon a denominator that is the sum of: (i) 79,174,919 Shares outstanding as of January 14, 2026, which is the total number of Shares outstanding following the closing of the Issuer's public offering as disclosed in the Issuer's Prospectus Supplement on Form 424B5 filed with the Securities and Exchange Commission on January 14, 2026, and (ii) 2,587,331 Shares underlying the Warrants held by AFT, as applicable.

As of the date hereof, AFT held Warrants exercisable for an aggregate of 2,587,331 Shares. Each Warrant entitles the holder thereof to acquire one Share per Warrant at an exercise price of $11.50 per Share. The Warrants expire on October 2, 2029 or earlier upon redemption of liquidation.

As of the date hereof, (i) CWAM Fund beneficially owned and CWAM LP may be deemed to beneficially own 1,529,836 Shares, representing percentage ownership of approximately 1.9% of the Shares outstanding, (ii) AFT beneficially owned and ABF may be deemed to beneficially own 2,836,903 Shares, including 2,587,331 Shares underlying certain Warrants, representing percentage ownership of approximately 3.5% of the Shares outstanding, and (iii) Mr. Fisher may be deemed to beneficially own the 4,366,739 Shares beneficially owned in the aggregate by CWAM Fund and AFT, representing percentage ownership of approximately 5.3% of the Shares outstanding.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any Shares owned by another Reporting Person, and Mr. Fisher disclaims beneficial ownership of the Shares beneficially owned directly by AFT.
Number of shares as to which each person has sole or shared power to vote or dispose:
Each of Commonwealth Asset Management and Mr. Fisher may be deemed to share the power to vote and dispose of the Shares directly beneficially owned by CWAM Fund.

Each of ABF and Mr. Fisher may be deemed to share the power to vote and dispose of the Shares directly beneficially owned by AFT.
Transactions in the class effected during the past sixty days: No Reporting Person has entered into any transactions in securities of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
As of the date hereof, AFT held Warrants exercisable for an aggregate of 2,587,331 Shares. Each Warrant is exercisable into one Share at an exercise price of $11.50 per Share. The Warrants will expire on October 2, 2029 or earlier upon redemption of liquidation.

On February 17, 2026, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 - Letter to the Board of Directors, dated February 17, 2026.

99.2 - Joint Filing Agreement, dated February 17, 2026.

## Signatures
- Fisher Adam: /s/ Adam Fisher, Adam Fisher (02/17/2026)
- COMMONWEALTH ASSET MANAGEMENT LP: /s/ Oliver Walters, Oliver Walters, Chief Operating Officer (02/17/2026)
- Commonwealth Asset Management Global Macro Master Fund Ltd.: /s/ Oliver Walters, Oliver Walters, Director (02/17/2026)
- ABF Manager LLC: /s/ Jonathan R. Gilbert, Jonathan R. Gilbert, Manager (02/17/2026)
- AFT Investments LLC: /s/ Jonathan R. Gilbert, Jonathan R. Gilbert, Manager of its non-member manager (02/17/2026)